Page 1 of 12
Exhibit Index on Page 2

FORM 11-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549


Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934




(Mark One)

  [X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934 [FEE REQUIRED].
             For the fiscal year ended:  December 31, 1996

  OR

  [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
             For the transition period from       to



Commission file number     1- 3208

  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

        Lithonia Lighting Profit Sharing and Retirement
        Plan for Salaried Employees

  B. Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

        National Service Industries, Inc.
        1420 Peachtree Street, NE
        Atlanta, Georgia 30309

REQUIRED INFORMATION

The following documents are filed as a part of this report:

1.   Financial Statements


     Plan financial statements prepared in accordance with the financial reporting requirements of ERISA include the following:

     Report of Independent Public Accountants

     Statements of Net Assets Available for Benefits as of December 31, 1996 and 1995

     Statement of Changes in Net Assets Available for Benefits, with Fund Information, for the Year Ended December 31, 1996

     Notes to  Financial  Statements  and  Schedule


2.   Exhibits
                                                             Sequentially
                                                               Numbered
     The following exhibit is filed with this report:            Page

     23     Consent of Arthur Andersen LLP                        12



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              Lithonia Lighting Profit Sharing
                              and Retirement Plan for Salaried Employees


Date: June 18, 1997           By:   National Service Industries, Inc.
                                    Plan Administrator

                              By:    /s/ James S. Balloun
                              Name:  James S. Balloun
                              Title: Chairman and Chief Executive Officer

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




To the Plan Administrator of
Lithonia Lighting Profit Sharing and Retirement Plan for
Salaried Employees:


We have audited the accompanying statements of net assets available for benefits of LITHONIA LIGHTING PROFIT SHARING AND RETIREMENT PLAN FOR SALARIED EMPLOYEES as of December 31, 1996 and 1995 and the related statement of changes in net assets available for benefits, with fund information, for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995 and the changes in net assets available for benefits for the year ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statement of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the changes in net assets available for benefits of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




Atlanta, Georgia
June 12, 1997


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                      LITHONIA LIGHTING PROFIT SHARING AND

                     RETIREMENT PLAN FOR SALARIED EMPLOYEES


                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           DECEMBER 31, 1996 AND 1995








                                                            1996        1995

INVESTMENT IN NSI DC TRUST, at fair value (Note 2):
    Balanced Fund ..................................   $20,258,600   $17,706,719
    Diversified Equity Fund ........................    21,415,464    16,676,083
    Stable Value Fund ..............................    22,780,355    21,297,500
    NSI Stock Fund .................................     1,136,979       480,967
    Loan Fund ......................................     2,303,446     2,190,138
    International Fund .............................       642,374       154,648
              Total investment .....................    68,537,218    58,506,055
CONTRIBUTIONS RECEIVABLE:
    Employer .......................................       484,548       121,693
    Participant ....................................        36,774             0
              Total contributions receivable .......       521,322       121,693
NET ASSETS AVAILABLE FOR BENEFITS ..................   $69,058,540   $58,627,748







        The accompanying notes are an integral part of these statements.

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                      LITHONIA LIGHTING PROFIT SHARING AND

                     RETIREMENT PLAN FOR SALARIED EMPLOYEES

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,

                             WITH FUND INFORMATION,

                      FOR THE YEAR ENDED DECEMBER 31, 1996



                                             Diversified       Stable         NSI
                                 Balanced       Equity         Value         Stock      Loan   International
                                   Fund          Fund           Fund         Fund       Fund        Fund      Other         Total

CONTRIBUTIONS:
    Employer ................ $    439,789  $    522,426  $    397,698  $    42,523  $         0  $  21,336  $484,548  $  1,908,320
    Participant .............    1,078,608     1,324,089       854,905      125,575            0     68,878    36,774     3,488,829
        Total contributions .    1,518,397     1,846,515     1,252,603      168,098            0     90,214   521,322     5,397,149

NET GAIN FROM INVESTMENT
 IN NSI DC TRUST ............    2,704,447     3,565,331     1,520,878       79,329            0     42,105         0     7,912,090

BENEFITS PAID TO PARTICIPANTS     (844,166)     (785,446)   (1,007,096)     (35,157)    (191,469)   (15,113)        0    (2,878,447)

INTRAPLAN TRANSFERS .........     (865,174)       75,739      (327,684)     442,302      304,777    370,040         0             0

NET INCREASE ................    2,513,504     4,702,139     1,438,701      654,572      113,308    487,246   521,322    10,430,792

NET ASSETS AVAILABLE FOR
BENEFITS, December 31,1995 ..   17,745,096    16,713,325    21,341,654      482,407    2,190,138    155,128         0    58,627,748
NET ASSETS AVAILABLE FOR
BENEFITS, December 31,1996 .. $ 20,258,600  $ 21,415,464  $ 22,780,355  $ 1,136,979  $ 2,303,446  $ 642,374  $521,322  $ 69,058,540


         The accompanying notes are an integral part of this statement.




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                      LITHONIA LIGHTING PROFIT SHARING AND

                     RETIREMENT PLAN FOR SALARIED EMPLOYEES


                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1996 AND 1995



  1.  PLAN DESCRIPTION

      The following is a brief description of the Lithonia Lighting Profit Sharing and Retirement Plan for Salaried Employees (the "Plan") of the Lithonia Lighting Division of National Service Industries, Inc. of Georgia and the Lithonia Lighting Division of NSI Enterprises, Inc. (together, the "Employer"). Both National Service Industries, Inc. of Georgia and NSI Enterprises, Inc. are wholly owned subsidiaries of National Service Industries, Inc. ("NSI"). This description is provided for informational purposes only. Participants should refer to the plan agreement for more complete information.

      General

      The Plan, as amended and restated effective September 1, 1989 and as further amended through September 1, 1993, is a defined contribution plan established under the provisions of Section 401(a) of the Internal Revenue Code ("IRC"). The Plan covers all nonunion, salaried, nonhourly employees of the Employer who have six months of service, as defined, and who are 21 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

      Contributions

      Contributions are made by the participants and the Employer. Participants may elect to contribute between 1% and 15% of before-tax compensation, as defined in the Plan, subject to certain limitations under the IRC. The Employer provides a matching contribution in an amount equal to 50% of each participant's contributions up to 6% of compensation for the plan year. For any plan year in which the Employer's net profits, as defined, equal or exceed $6,000,000, the Employer shall make a profit-sharing contribution equal to 2% of the net profits for the plan year, less the aggregate matching contribution for the plan year.

      If 2% of net profits, plus any forfeitures of nonvested participant accounts, less matching contributions, equals or exceeds 30% of the 2% of net profits, plus forfeitures, then such 30% is allocated among participants on the basis of service credits, as defined. The remainder of the profit-sharing contribution is allocated to participants who made elective deferrals during the plan year and who are employed on the last day of the plan year. This allocation is based on the relative elective deferrals up to 6% of compensation. If the 30% criteria is not met, the entire profit-sharing contribution is allocated to participants on the basis of service credits.

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      Vesting

      Participants are always fully vested in their voluntary contributions. Vesting of employer contributions occurs on an increasing scale, ranging from 10% after one year of service, as defined, to 100% after seven years of service. Nonvested employer contributions are forfeited upon a participant's withdrawal from the Plan and are added to the employer contribution for allocation to remaining participants based on service credits.

      Administration

     The responsibility for administration of the Plan rests with the Plan's retirement committee, which is appointed by the board of directors of NSI. All administrative expenses of the Plan were paid by the Employer during the year ended December 31, 1996.

      Participants' Accounts

     Individual accounts are maintained for each of the Plan's participants to reflect the particular participant's contributions and related employer contributions as well as the participant's share of the Plan's income and any related administrative expenses.

     The Plan assigns units to its participants. At December 31, 1996 and 1995, 6,997,921 and 6,550,609 units, respectively, were assigned to plan participants. Unit values for each investment fund were as follows at December 31, 1996 and 1995:

                                                     1996         1995

          Balanced Fund ....................     $     26.40  $     22.95
           Diversified Equity Fund .........           12.05        10.57
          Stable Value Fund ................           11.31        10.59
           NSI Stock Fund ..................           14.52        12.39
           International Fund ..............            5.01         4.59

      Investment in Master Trust

     Under a trust agreement dated September 1, 1993, as amended, Wachovia Bank of Georgia, N.A. was appointed trustee of the NSI Defined Contribution Plans Master Trust (the "NSI DC Trust").

     The Plan's assets are commingled in the NSI DC Trust together with the assets of certain defined contribution plans of other NSI divisions. The investments of the NSI DC Trust are subject to certain administrative guidelines and limitations as to type and amount of securities held. Certain fund assets are allocated to selected independent investment managers to invest under these general guidelines.

      Investment Options

     The separate investment options made available under the Plan may be changed, eliminated, or modified from time to time by the investment committee of the NSI DC Trust. Participants make their investment elections in 1% increments, with changes allowed on a daily basis.

     The separate investment options offered by the Plan are as follows:

     o Diversified Equity Fund. This fund is a diversified stock fund designed to invest in a broad range of common stocks providing capital growth.

     o Stable Value Fund. This is a fixed income fund designed to provide a steady level of current income while focusing on preservation of principal.

     o Balanced Fund. This fund is invested in a changing mix of high-quality stocks and bonds. The fund is designed to provide capital growth and current income while limiting the risk of principal loss.

     o NSI Stock Fund. This fund is invested in NSI common stock, although it may hold other short-term investments from time to time. A participant may not direct more than 50% of his/her account balance to be invested in this fund.

     o International Fund. This fund is invested in the stock of non-U.S. companies and is designed to provide long-term growth.

      Loans to Participants

      The Plan permits loans to participants up to the lesser of 50% of the participant's vested account balance or $50,000. A participant has up to five years to repay the principal and interest, unless the loan is for the purchase of a primary residence, in which case the repayment period will be established at the time the loan is approved. Loan processing fees are charged directly to the participant's account. Interest rates on loans to participants are based on market rates, as determined by the plan administrator.

      Benefits

     A participant is entitled to receive the distribution of his/her vested account balance upon death, disability, or retirement (age 65). These benefits are payable in a lump-sum amount. A participant who terminated employment with the Employer for reasons other than these is entitled to receive his/her contributions in a lump sum as soon as administratively feasible.

     Benefits are payable in cash, except that any portion of a participant's account balance which is invested in the NSI Stock Fund is distributed in the form of shares of NSI common stock, with fractional shares paid in cash.

     Hardship withdrawals may be made upon proven financial hardship of a participant, as defined in the plan agreement and as approved by the Plan's retirement committee.

      Plan Termination

      Although the Employer intends for the Plan to be permanent, the Plan provides that the Employer has the right to discontinue contributions or to terminate the Plan at any time. In the event of plan termination, the participants are vested in the amounts allocated to their respective accounts; however, the accounts shall continue to be held by the trustee until such time as the participants terminate their employment or otherwise become entitled to such vested benefits under the provisions of the Plan.


  2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting

      The accounts of the Plan are maintained by the trustee on the cash basis of accounting. The accompanying financial statements have been prepared using the accrual method of accounting by application of memorandum entries. The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

      Investment Valuation

      Investments of the NSI DC Trust, except for the guaranteed investment contracts ("GICs"), are stated at fair value as determined by the trustee from quoted market prices. Securities traded on a national exchange are valued at the last reported sales price on the last business day of the plan year; investments traded in the over-the-counter market and listed securities for which no sale was reported on the last day of the plan year are valued at the last reported bid price.

      GICs included in the NSI DC Trust are fully benefit-responsive and are therefore carried at contract value (cost plus accrued interest) in the accompanying financial statements in accordance with Statement of Position 94-4. At December 31, 1996 and 1995, contract value approximates fair value. At December 31, 1996, the weighted average crediting interest rate was 6.74%. For the year ended December 31, 1996, the annual yield on the GICs held by the NSI DC Trust was 6.9%. For certain of the GICs held by the NSI DC Trust, crediting interest rates may be changed if certain events occur, such as early retirements, plant closings, etc., but in no case are adjusted to a rate less than 0%. GICs are subject to credit risk based on the ability of the insurance company to meet interest or principal payments, or both, as they become due.

  3.  NSI DC TRUST

      Investment Income

     Investment income of the NSI DC Trust for the year ended December 31, 1996 is summarized as follows:

     Dividends on common stock ..................................   $   360,166
     Interest income ............................................     4,320,463
     Net appreciation in fair value of common stock .............     1,031,354
     Net income from mutual fund ................................    10,129,284
     Net income from common/collective trust ....................     7,315,993
     Net income from pooled separate account ....................       160,826
             Total investment income ............................   $23,318,086

     The investment income of the NSI DC Trust for the year ended December 31, 1996 is allocated among participating plans as follows:

     Lithonia Lighting Profit Sharing and Retirement
      Plan for Salaried Employees ...............................   $ 7,912,090
     All other NSI plans ........................................    15,405,996
                   Total ........................................   $23,318,086


      Net Assets

      The net assets of the NSI DC Trust are as follows at December 31, 1996 and 1995:

                                                        1996               1995

Mutual fund ..............................     $  63,411,122      $  47,636,487
Common/collective trust ..................        57,558,795         48,146,903
Guaranteed investment contracts ..........        55,187,898         55,129,605
Loans receivable from participants .......         6,828,607          6,104,302
NSI common stock .........................        11,279,289          7,637,554
Money market fund ........................         3,704,985          1,377,443
Pooled separate account ..................         2,723,094            871,467
                                                 200,693,790        166,903,761
Cash .....................................            13,342            127,031
                                                 200,707,132        167,030,792
Accrued investment income ................           100,534             76,779
Adjustments for pending trades ...........          (223,542)          (211,964)
Other ....................................           (54,239)            49,961
Net assets ...............................     $ 200,529,885      $ 166,945,568
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      The  allocation  of the net  assets  of the NSI DC Trust to  participating plans is based on participant units and is as follows as of December 31, 1996 and 1995:

                                                1996                 1995
                                          Amount    Percent    Amount    Percent
Lithonia Lighting Profit Sharing and
Retirement Plan for Salaried Employees  $ 68,537,218   34.2% $ 58,506,055  35.0%
All other plans .....................    131,992,667   65.8   108,439,513  65.0
              Total .................   $200,529,885  100.0% $166,945,568 100.0%


      Investment in NSI Common Stock

     As  of  December   31,  1996  and  1995,   approximately   5.6%  and  4.6%,
     respectively, of the NSI DC Trust's net assets were invested in the common stock of NSI, a party in interest to the Plan.


  4.  TAX STATUS

     The Plan has received a favorable determination letter from the Internal Revenue Service dated June 5, 1996 stating that the Plan was designed in accordance with plan design requirements as of that date. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and that the related trust was tax-exempt as of December 31, 1996 and 1995.